Item 77M - Mergers - For period Ended 11-30-2015

PNC Advantage Funds

At the June 4, 2015 Regular Meeting of the Board of Trustees, the Board approved an Agreement and Plan of Reorganization pursuant to which PNC Advantage Institutional Government Money Market
Fund (the "Target Fund") would be reorganized with and into PNC Government Money Market Fund (the "Acquiring Fund" and, together with the Target Fund, the "Funds") (such transaction being referred to as the "Reorganization"). A description of the Reorganization is contained in the PNC Advantage Funds
Supplement dated June 5, 2015 to the PNC Advantage Funds Institutional Shares, Advisor Shares, and Service Shares Prospectus and PNC Advantage Institutional Government Money Market Fund Summary Prospectus each dated September 29, 2014, which was filed in the PNC Advantage Funds' Rule 497 filing on June 5, 2015.